

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 14, 2017

Via E-mail
Mr. Keith Morrison
Chief Executive Officer
North American Nickel Inc.
1055 West Hastings Street
Suite 2200
Vancouver, British Columbia V6E 2E9
Canada

> **Re: North American Nickel Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2016**
> **Filed April 24, 2017**
> **File No. 000-14740**

Dear Mr. Morrison:

We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by amending your filing, by providing the requested information, or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2016

Financial Statements, page F-1

We note you present only two years of audited financial statements. Please amend your filing to include audited comparative financial statements that cover the latest three fiscal years as required by Item 8.A.2 of Form 20-F, and expand your Operating and Financial Review and Prospects disclosure in either Item 5 or Exhibit 19 accordingly. Please note that you may omit the balance sheet for the earliest of the three years in accordance with Instruction 1 to Item 8.A.2 of Form 20-F, if that balance sheet is not required by a jurisdiction outside the United States. Please ensure to include an audit report (or series of audit reports) that covers all financial statements and periods required to be presented. Refer to Item 8.A.2 and 3 of Form 20-F and the related Instructions.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact James Giugliano at (202) 551-3319, or Angela Lumley at (202) 551-3398, with any questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel, and Mining